Filed pursuant to Rule 433
February 1, 2021

Relating to
Preliminary Prospectus Supplement dated February 1, 2021 to
Prospectus dated December 17, 2018
Registration Statement No. 333-228859

Tyco Electronics Group S.A.

€550,000,000 0.000% Senior Notes due 2029

Fully and Unconditionally Guaranteed by
TE Connectivity Ltd.

Pricing Term Sheet

Issuer:	Tyco Electronics Group S.A.

Guarantor:	TE Connectivity Ltd.

Offering Format:	SEC Registered

Size:	€550,000,000 aggregate principal amount of 0.000% notes due 2029 (the “Notes”)

Maturity:	February 16, 2029

Coupon:	0.000% per annum

Price to Public:	99.101% of face amount

Yield to Maturity:	0.113%

Spread to Benchmark German Government Security:	73.9 bps

Benchmark German Government Security:	OBL 0.250% due February 15, 2029

Benchmark German Government Security Price/Yield:	107.24 / -0.626%

Mid-Swap Yield:	-0.287%

Mid-Swap Maturity:	8-year

Spread to Mid-Swap:	40 bps

Interest Payment Dates:	Annually on February 16, commencing on February 16, 2022

Record Date:	Close of the business day (on which each of Euroclear SA/NV and Clearstream S.A. is open for business) prior to the Interest Payment Date

Optional Redemption:

The Issuer may redeem the Notes, in whole or in part, at its option at any time prior to November 16, 2028 (three months prior to the maturity date of the Notes) at the make-whole redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed and a make-whole amount based on a discount rate equal to the applicable Comparable Government Bond Rate (as defined below) plus 15 basis points, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, discounted on an annual basis (ACTUAL/ACTUAL (ICMA)).

The Issuer may redeem the Notes, in whole or in part at its option at any time on or after November 16, 2028 (three months prior to the maturity date of the Notes) at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

The Issuer may also redeem all, but not less than all, of the notes in the event of certain tax changes affecting the notes.

“Comparable Government Bond Rate” means, the price, expressed as a percentage (rounded to three decimal places, 0.0005 being rounded upwards), at which the gross redemption yield on the Notes, if they were to be purchased at such price on the third Business Day prior to the date fixed for redemption, would be equal to the gross redemption yield on such Business Day of the Comparable Government Bond on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such Business Day as determined by an independent investment bank selected by the Issuer.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Issuer, a German Bundesanleihe security whose maturity is closest to the maturity of the Notes (as if the Notes had matured on November 16, 2028), or if such independent investment bank in its discretion considers that such similar bond is not in issue, such other German Bundesanleihe security as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German Bundesanleihe securities selected by such independent investment bank, determine to be appropriate for determining the Comparable Government Bond Rate.

Change of Control:	Upon the occurrence of a Change of Control Triggering Event, unless the Issuer has exercised its right to redeem the Notes, the Issuer will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of repurchase.

Form/Clearing Systems:	The Notes will be issued only in registered, book-entry form. There will be a global Note deposited with a common safekeeper for Euroclear and Clearstream.

Day Count Convention:	ACTUAL/ACTUAL (ICMA), following unadjusted

Trade Date:	February 1, 2021

Settlement Date:	February 16, 2021 (T+10)*

Listing:	Application will be made to have the Notes listed on the New York Stock Exchange and the Irish Stock Exchange for trading on the Global Exchange Market.

New Safekeeping Structure:	Yes, and the notes are intended to be held in a manner that would allow eligibility as collateral for Eurosystem intra-day credit and monetary policy operations.

Common Code/ISIN/CUSIP:	229719009 / XS2297190097 / 902133AX5

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	ICMA/FCA

Joint Book-Running Managers:	BofA Securities Europe SA Citigroup Global Markets Limited J.P. Morgan Securities plc

Co-Managers:

Credit Suisse Securities (Europe) Limited

ICBC Standard Bank Plc

Loop Capital Markets LLC

MUFG Securities EMEA plc

Scotiabank Europe plc

Siebert Williams Shank & Co., LLC

Wells Fargo Securities International Limited

*Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to such trade expressly agree otherwise. Also, under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two New York business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes hereunder will generally be required, by virtue of the fact that the Notes initially settle on the tenth business day following the Trade Date (“T+10”), to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities Europe SA at +1-800-294-1322, Citigroup Global Markets Limited at +1-800-831-9146 or J.P. Morgan Securities plc at +44-207-134-2468.

MiFID II and/or the UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID – Manufacturer target market (MIFID II product governance and/or the UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom.